UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, November 27, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:       Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that, within Graña y Montero’s international development strategy, on November 27, 2014 the company has presented a binding offer in Bogota, Colombia, to acquire a 70% stake in the Colombian company Morelco S.A., which has been accepted. Morelco S.A. is a recognized specialist in electromechanical assemblies, civil works, and services for the oil and gas industry as well as energy industry.

The acquisition value for the 70% interest is US$ 78 million, and it is estimated that the subscription of the documents of as well as the Shareholders’ Agreement will be executed in the month of December.

This acquisition will allow the Peruvian group to participate in the development of large infrastructure projects in Colombia, especially in the oil and gas sector, complementing its international strategy started in Chile in 2011.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES
______________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: November 27, 2014